UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

Commission File Number: 001-36582

Auris Medical Holding Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

ATM Offering

As previously announced, on November 30, 2018, Auris Medical Holding Ltd. (the “Company”) entered into a certain Sales Agreement, as amended, or sales agreement, with A.G.P./Alliance Global Partners, or A.G.P., relating to the Company’s common shares (par value of CHF 0.01 per common share) having an aggregate offering price of up to $25 million. On November 30, 2018, pursuant to the sales agreement, the Company filed a prospectus supplement pursuant to which it could offer and sell, from time to time, its common shares having an aggregate offering price of up to $3.25 million through A.G.P. In addition, on January 15, 2021, the Company filed a prospectus supplement registering the offer and sale of common shares having an aggregate offering price of up to $8.0 million from time to time through A.G.P., such that the aggregate amount of common shares which the Company may sell through the sales agent pursuant to the sales agreement, including sales that have already occurred to date, is $11.25 million. As of January 15, 2021, the Company has issued and sold an aggregate of 1,758,618 common shares for gross proceeds of approximately $3.25 million under the sales agreement.

The sales of common shares, if any, under the sales agreement will be made at market prices by any method deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended, including sales made directly on the Nasdaq Capital Market, on any other existing trading market for the Company’s common shares or to or through a market maker. A.G.P. will be entitled to compensation at a fixed commission rate of 3.0% of the gross proceeds from the sale of common shares pursuant to the sales agreement. Because there are no minimum sale requirements as a condition to the offering, the actual total public offering price, commissions and net proceeds to the Company, if any, are not determinable at this time. The actual dollar amount and number of common shares sold through the sales agreement will be dependent, among other things, on market conditions and the Company’s capital raising requirements.

The foregoing summary of the sales agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the sales agreement and amendment No. 1 thereto, which are included as Exhibits 1.1 and 1.2 hereto, respectively.

A copy of the opinion of Conyers Dill & Pearman Limited relating to the legality of the issuance and sale of the common shares is filed herewith as Exhibit 5.1.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the common shares, nor shall there be any offer, solicitation or sale of the common shares in any state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or country.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibit 5.1 to this Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-228121 and 333-249347) and Form S-8 (Registration Number 333-232735 and Registration Number 333-252141) of Auris Medical Holding Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Sales Agreement, dated as of November 30, 2018, between Auris Medical Holding AG and A.G.P./Alliance Global Partners (incorporated by reference to exhibit 1.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on November 30, 2018).

1.2	Amendment No. 1 to Sales Agreement, dated as of April 5, 2019, between Auris Medical Holding Ltd. and A.G.P./Alliance Global Partners (incorporated by reference to exhibit 1.1 of the Auris Medical Holding Ltd. report on Form 6-K filed with the Commission on April 5, 2019).

5.1	Opinion of Conyers Dill & Pearman Limited, Bermuda counsel to the Company, as to the validity of the common shares of Auris Medical Holding Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding Ltd.

Date: January 15, 2021	By:	/s/ Thomas Meyer
		Name:	Thomas Meyer
		Title:	Chief Executive Officer

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